CUSIP NO. 48576U106	13D	Page 1 of 14

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 1)

Karyopharm Therapeutics Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

48576U106
(CUSIP Number)

Matthew Potter
c/o Delphi Ventures
160 Bovet Rd, Suite 408 San Mateo, CA 94402
(650) 854-9650

COPY TO:
Christine Wichrowski, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Boulevard, Redwood City, California 94063
(650) 321-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 48576U106	13D	Page 2 of 14

(Continued on following pages)

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VIII, L.P. (“Delphi VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,241,123 shares, except that Delphi Management Partners VIII, L.L.C. (“DMP VIII”), the general partner of Delphi VIII, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), Deepika R. Pakianathan (“Pakianathan”) and Douglas A. Roeder (“Roeder”), the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,241,123 shares, except that DMP VIII, the general partner of Delphi VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,241,123
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 48576U106	13D	Page 3 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VIII, L.P. (“DBI VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,883 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
21,883 shares, except that DMP VIII, the general partner of Delphi VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,883
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 48576U106	13D	Page 4 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VIII, L.L.C. (“DMP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,263,006 shares, of which 2,241,123 shares are directly owned by Delphi VIII and 21,883 shares are directly owned by DBI VIII. DMP VIII is the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have sole voting power with respect to such shares, except Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,263,006 shares, of which 2,241,123 shares are directly owned by Delphi VIII and 21,883 shares are directly owned by DBI VIII. DMP VIII is the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have sole power to dispose of these shares, except Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,006
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 48576U106	13D	Page 5 of 14

1	NAME OF REPORTING PERSON James J. Bochnowski (“Bochnowski”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
2,263,006 shares, of which 2,241,123 shares are directly owned by Delphi VIII and 21,883 shares are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
2,263,006 shares, of which 2,241,123 shares are directly owned by Delphi VIII and 21,883 shares are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,006
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 48576U106	13D	Page 6 of 14

1	NAME OF REPORTING PERSON David L. Douglass (“Douglass”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
2,263,006 shares, of which 2,241,123 shares are directly owned by Delphi VIII and 21,883 shares are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
2,263,006 shares, of which 2,241,123 shares are directly owned by Delphi VIII and 21,883 shares are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,006
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 48576U106	13D	Page 7 of 14

1	NAME OF REPORTING PERSON Deepika R. Pakianathan (“Pakianathan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 40,000 shares, which are issuable pursuant to outstanding options exercisable within 60 days of December 31, 2016.
6	SHARED VOTING POWER
2,263,006 shares, of which 2,241,123 shares are directly owned by Delphi VIII and 21,883 shares are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 40,000 shares, which are issuable pursuant to outstanding options exercisable within 60 days of December 31, 2016.
8	SHARED DISPOSITIVE POWER
2,263,006 shares, of which 2,241,123 shares are directly owned by Delphi VIII and 21,883 shares are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,303,006
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 48576U106	13D	Page 8 of 14

1	NAME OF REPORTING PERSON Douglas A. Roeder (“Roeder”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
2,263,006 shares, of which 2,241,123 shares are directly owned by Delphi VIII and 21,883 shares are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
2,263,006 shares, of which 2,241,123 shares are directly owned by Delphi VIII and 21,883 shares are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,006
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 48576U106	13D	Page 9 of 14

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D relates to the beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Karyopharm Therapeutics Inc., a Delaware corporation (the “Company”), by the Reporting Persons and supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2013 (the “Schedule 13D”). Only those items that are hereby reported are amended; all other items remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 13D. The Company’s principal executive offices are located at 2 Mercer Road, Natick, Massachusetts 01760.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) Delphi Ventures VIII, L.P., a Delaware limited partnership (“Delphi VIII”), (ii) Delphi BioInvestments VIII, L.P., a Delaware limited partnership (“DBI VIII”), (iii) Delphi Management Partners VIII, L.L.C., a Delaware limited liability company (“DMP VIII”), and (iv) James J. Bochnowski (“Bochnowski”), a citizen of the United States, (v) David L. Douglass (“Douglass”), a citizen of the United States, (vi) Deepika R. Pakianathan (“Pakianathan”), a citizen of the United States, and (vii) Douglas A. Roeder (“Roeder”), a citizen of the United States (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

Delphi VIII and DBI VIII are venture capital funds. DMP VIII is the general partner of each of Delphi VIII and DBI VIII. Bochnowski, Douglass, Pakianathan and Roeder are the managing members of DMP VIII (collectively, the “Managing Members”). The principal business office of the Reporting Persons is 160 Bovet Road, Suite 408, San Mateo, CA 94402.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended to add the following new paragraphs:

On May 21, 2014, Delphi VIII and DBI VIII purchased an aggregate of 92,650 shares of Common Stock in the open market through multiple transactions at a weighted average price of $26.194, with Delphi VIII acquiring an aggregate of 91,754 shares of Common Stock and DBI VIII acquiring 896 shares of Common Stock, for an aggregate purchase price of approximately $2,426,874.00. The source of the funds for the acquisition of the common shares purchased by Delphi VIII and DBI VIII was from working capital. No part of the purchase price was borrowed by Delphi VIII and DBI VIII for the purpose of acquiring such securities.

On May 22, 2014, Delphi VIII and DBI VIII purchased an aggregate of 20,000 shares of Common Stock in the open market through multiple transactions at a weighted average price of $26.0902, with Delphi VIII acquiring an aggregate of 19,807 shares of Common Stock and DBI VIII acquiring 193 shares of Common Stock, for an aggregate purchase price of approximately $521,804.00. The source of the funds for the acquisition of the common shares purchased by Delphi VIII and DBI VIII was from working capital. No part of the purchase price was borrowed by Delphi VIII and DBI VIII for the purpose of acquiring such securities.

On May 23, 2014, Delphi VIII and DBI VIII purchased an aggregate of 1,769 shares of Common Stock in the open market through multiple transactions at a weighted average price of $26.4466, with Delphi VIII acquiring an aggregate of 1,752 shares of Common Stock and DBI VIII acquiring 17 shares of Common Stock, for an aggregate purchase price of approximately $46,784.00. The source of the funds for the acquisition of the common shares purchased by Delphi VIII and DBI VIII was from working capital. No part of the purchase price was borrowed by Delphi VIII and DBI VIII for the purpose of acquiring such securities.

CUSIP NO. 48576U106	13D	Page 10 of 14

As reported by the Company on Form 8-K filed with the Commission on January 6, 2015, the Company entered into definitive agreements as of January 6, 2015 with a group of investors for the issuance and sale of $99,000,000 in Common Stock in a secondary public offering (the “Secondary Offering”). In connection with the Secondary Offering, Delphi VIII and DBI VIII purchased an aggregate of 45,454 shares of Common Stock with Delphi VIII acquiring 45,024 shares of Common Stock and DBI VIII acquiring 440 shares of Common Stock, for a purchase price of $33.00 per share and an aggregate purchase price of $1,499,982.00. The source of the funds for the acquisition of the common shares purchased by Delphi VIII and DBI VIII was from working capital. No part of the purchase price was borrowed by Delphi VIII and DBI VIII for the purpose of acquiring such securities.

On December 5, 2013, Pakianathan was granted a stock option from the Issuer to purchase 20,000 Common Shares at an exercise price of $16.03 per share. The option vested and became exercisable on December 5, 2015.

On July 8, 2014, Pakianathan was granted a stock option from the Issuer to purchase 10,000 Common Shares at an exercise price of $36.04 per share. The option vested and became exercisable on June 9, 2015.

On May 22, 2015, Pakianathan was granted a stock option from the Issuer to purchase 10,000 Common Shares at an exercise price of $26.15 per share. The option vested and became exercisable on May 22, 2016.

On June 16, 2016, Pakianathan was granted a stock option from the Issuer to purchase 10,000 Common Shares at an exercise price of $8.06 per share. Such option will vest on June 16, 2017 and will become exercisable upon vesting.

ITEM 4.	PURPOSE OF TRANSACTION.

As described in Item 3 above and Item 6 below, which descriptions are incorporated by reference in this Item 4. As a result of the transactions described in this Amendment No.1, Delphi VIII acquired an aggregate of 158,327 shares of Common Stock and DBI VIII acquired 1,546 shares of Common Stock with such shares acquired for investment purposes.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Third Amended and Restated Investors’ Rights Agreement by and among the Company, Delphi VIII and DBI VIII and certain other parties thereto, dated as of July 26, 2013.

Pakianathan is a Company director named by one or more Reporting Persons.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

CUSIP NO. 48576U106	13D	Page 11 of 14

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)   Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Aggregate beneficial ownership is based on 41,887,829 shares of Common Stock outstanding as of December 31, 2016.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Company during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of each of Delphi VIII and DBI VIII the limited liability company agreement of DMP VIII, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with the Company’s follow-on public offering, Reporting Persons, together with other existing stockholders and executive officers and directors of the Company, entered into a Lock-Up Agreement. Pursuant to such Lock-Up Agreement, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of the Company’s Common Stock or securities convertible into or exercisable or exchangeable for the Company’s Common Stock for a period of 180 days after the public offering date set forth on the final prospectus of the Company. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Agreement attached as Annex A to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 5, 2015 (the “S-3”) and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT 1.1	Lock-Up Agreement entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit B of Exhibit 1.1 of the Company’s S-3.

CUSIP NO. 48576U106	13D	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

DELPHI VENTURES VIII, L.P.

By:	Delphi Management Partners VIII, L.L.C.
General Partner

By:	/s/ Matthew T. Potter
Name: Matthew T. Potter
Title: Chief Financial Officer/Attorney-In-Fact

DELPHI BIOINVESTMENTS VIII, L.P.

By:	Delphi Management Partners VIII, L.L.C.
General Partner

By:	/s/ Matthew T. Potter
Name: Matthew T. Potter
Title: Chief Financial Officer/Attorney-In-Fact

DELPHI MANAGEMENT PARTNERS VIII, L.L.C.

By:	/s/ Matthew T. Potter
Name: Matthew T. Potter
Title: Chief Financial Officer/Attorney-In-Fact

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 48576U106	13D	Page 13 of 14

JAMES J. BOCHNOWSKI

DAVID L. DOUGLASS

DEEPIKA R. PAKIANATHAN

DOUGLAS A. ROEDER

By:	/s/ Matthew T. Potter
Name: Matthew T. Potter
Title: Chief Financial Officer/Attorney-In-Fact

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 48576U106	13D	Page 14 of 14

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Karyopharm Therapeutics Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.